EXHIBIT 99.1

AMRYT ANNOUNCES POSITIVE RESULTS FROM PHASE 3 TRIAL OF FILSUVEZ® IN EPIDERMOLYSIS BULLOSA

AMRYT ANNOUNCES POSITIVE RESULTS FROM PHASE 3 TRIAL OF FILSUVEZ® IN EPIDERMOLYSIS BULLOSA

LATE-BREAKING ORAL PRESENTATION AT THE 29TH EADV (VIRTUAL) CONGRESS ON OCTOBER 31

Virtual Analyst & Investor Event | Tuesday November 3 at 0830 EST / 1330 GMT Register

DUBLIN, Ireland, and Boston MA, 29 October 2020, Amryt (Nasdaq: AMYT, AIM: AMYT), a global, commercial-stage biopharmaceutical company dedicated to developing and commercializing novel therapeutics to treat patients suffering from serious and life-threatening rare diseases, is pleased to announce positive results from its pivotal Phase 3 EASE trial of FILSUVEZ® (Oleogel-S10/previously AP101). Further to Amryt’s announcement of September 9, 2020, the Company today releases additional data which will be presented as a late-breaking oral presentation on behalf of the trial investigators by Professor Dedee Murrell (Chair, Department of Dermatology, St George Hospital, UNSW, Sydney, Australia) at the 29th EADV (European Association of Dermatology and Venereology) Virtual Congress 2020 on October 31, 2020. The data will also be presented by Amryt at its forthcoming Virtual Analyst and Investor event on November 3, 2020.

Highlights

  The primary endpoint of the trial was met with statistical significance
  The proportion of patients with first complete closure of EB target wound within 45 days was 41.3% in the Oleogel-S10 group and 28.9% in the control group (p value=0.013)
  This translates to a 44% increase in the probability of target wound closure with Oleogel-S10 compared to the control gel
  The proportion of Recessive Dystrophic EB (“RDEB”) patients with first complete closure of EB target wound within 45 days was 44.0% in the Oleogel-S10 group and 26.2% in the control group (nominal p value=0.008)
  This translates to a 72% increase in the probability of target wound closure with Oleogel-S10 compared to the control gel in RDEB patients
  A greater reduction in pain associated with dressing changes was observed in the Oleogel-S10 treatment group at each time point compared with the control group.  At Day 14, this difference was nominally significant (p value=0.02)
  There was a greater reduction in total body wound burden as measured by EB Disease Activity and Scarring Index (“EBDASI”) and total body surface area of EB partial thickness wounds with Oleogel-S10 although the differences were not statistically significant
  Oleogel-S10 had an acceptable safety profile and was well tolerated when compared with the control gel

Dr Joe Wiley, CEO of Amryt Pharma, commented: “Today’s announcement of the positive data from EASE marks another significant milestone for Amryt as we seek approval for FILSUVEZ®.  These results also represent a potentially important advancement for patients and families living with this rare and distressing disorder. Our existing commercial business is performing and growing and if FILSUVEZ® is approved, we already have the capacity, infrastructure and resources in place to commercialize FILSUVEZ® and our plans for full launch are well advanced.

We would like to extend our gratitude to all of the patients, their families, carers and physicians for their participation in the EASE trial and we look forward to working with regulatory authorities to potentially make FILSUVEZ® available as the first approved treatment for EB patients. The entire team at Amryt is very excited by today’s results and the potential to help patients with this very distressing condition.”

Dr Mark Sumeray, Chief Medical Officer of Amryt commented: “It is very gratifying to see the results from the EASE trial regarding the effect of FILSUVEZ® on the speed of wound healing in such a complex clinical situation.  EASE is the fourth Phase 3 trial to demonstrate a statistically significant acceleration in healing of partial thickness wounds and the first in EB. We look forward to progressing our discussions with the respective regulatory authorities as we work to bring FILSUVEZ® to patients.”

Primary Efficacy Endpoint
The proportion of patients with first complete closure of EB target wound within 45 days was 41.3% in the Oleogel-S10 group and 28.9% in the control group. This difference reached statistical significance (p value=0.013). This translates to a 44% increase in the probability of target wound closure with Oleogel-S10 compared to the control gel.

Proportion of patients with first complete closure of EB target wound within 45 days

	Oleogel-S10 Group N=104	Control Group N=114
Primary Endpoint	41.3%	28.9%
Relative Risk (95% CI)	1.44 (1.01,2.05)
p value*	0.013

*pre-specified adjustment to account for IDMC (Independent Data Monitoring Committee) interim sample size re-estimation

The difference observed in the proportion of target wounds healed within 45 days between treatment groups for the primary endpoint was driven by the RDEB subgroup. The proportion of RDEB patients with first complete closure of EB target wound within 45 days was 44.0% in the Oleogel-S10 group and 26.2% in the control group (nominal p value=0.008). This translates to a 72% increase in the probability of target wound closure with Oleogel-S10 compared to the control gel in RDEB patients.

Proportion of patients with first complete closure of target wound within 45 days by EB subtype

Subtype	Oleogel-S10 Group		Control Group		Relative Risk	p value*
	n	Closure Rate	n	Closure Rate
RDEB**	91	44.0%	84	26.2%	1.72	0.008
DDEB**	6	50.0%	14	50.0%	1.10	0.844
JEB**	11	18.2%	15	26.7%	0.61	0.522

*Nominal p value
**Recessive Dystrophic EB (RDEB) / Dominant Dystrophic EB (DDEB) / Junctional EB (JEB)

Secondary Efficacy Endpoints
In wounds that achieved complete closure over the 90 day treatment period, the mean time to first closure in the Oleogel-S10 group was 37.7 days compared to 44.5 days in the control group. During the entire 90 day double-blind treatment period separation in target wound closure occurred around Day 30 with the difference narrowing around Day 90. The proportion of completely closed target wounds within the 90 day treatment period was 50.5% in the Oleogel-S10 group compared with 43.9% in the control group (p value=0.296).  The difference in the time to wound healing between the 2 treatment groups over the 90 days was not statistically significantly different (p value=0.302).

A greater reduction in pain associated with dressing changes was observed in the Oleogel-S10 treatment group at each time point compared with the control group.  At Day 14, this difference was nominally significant (p value=0.022).  At Day 90, the difference just missed nominal significance (p value=0.051).

Procedural pain mean change from baseline (Wong-Baker FACES pain rating scale)
Patients ≥4 years of age

	Day 14		Day 30		Day 45		Day 60		Day 90
	n		n		n		n		n
Oleogel-S10 Group	90	-1.44	90	-1.04	84	-0.93	84	-1.29	76	-1.32
Control Group	95	-0.78	90	-0.27	85	-0.78	86	-0.56	78	-0.18
Nominal p value		0.022		0.152		0.805		0.095		0.051

There was a greater reduction in total body wound burden as measured by EBDASI and total body surface area of EB partial thickness wounds with Oleogel-S10 although the differences were not statistically significant.

Reduction in total body wound burden (EBDASI)

	Day 30		Day 60		Day 90
	n	Mean change from baseline	n	Mean change from baseline	n	Mean change from baseline
Oleogel-S10 Group	99	-2.3	91	-3.1	84	-3.4
Control Group	99	-2.2	96	-2.0	85	-2.8

Reduction in total body surface area of EB Partial Thickness Wounds
(Body Surface Area Percentage)

	Day 30		Day 60		Day 90
	n	Mean change from baseline	n	Mean change from baseline	n	Mean change from baseline
Oleogel-S10 Group	98	-2.56	92	-2.92	86	-4.32
Control Group	98	-2.64	96	-1.69	85	-2.53

Target wound infections occurred infrequently (8 patients in total, with 3 patients in the Oleogel-S10 group and 5 in the control group).  Five patients had a target wound infection reported as an Adverse Event (“AE”). Four of these occurred in the control group of which 3 were classified as ‘moderate’ and 1 ‘severe’. The single target wound infection reported in the Oleogel-S10 group was classified as ‘mild’.

In patients ≥14 years of age, both treatment groups experienced an improvement in itch, however the pattern across the six assessment domains did not suggest a consistent effect in favour of either treatment group.  In patients between 4 and 13 years of age, there was a modest improvement in itch in both treatment groups with a small difference favouring the control group (not statistically significant).

Safety Profile

The incidence of patients with AEs was similar in the treatment groups.  As expected in this patient population, approximately 80% of patients experienced at least one AE. The majority of these AEs were classed as mild or moderate in severity. There were 13 patients with severe (grade 3/4) AEs in the Oleogel-S10 group compared to 6 in the control group.  However, this imbalance was mainly due to reports of ‘anaemia’, a very common baseline finding in this population, and one that frequently requires treatment. The incidence of patients with related AEs and patients with AEs leading to study withdrawal was similar in the 2 treatment groups.

Summary of Adverse Events during 90 day treatment period

Adverse Event Category	Oleogel-S10 (N=109) n (%)	Control (N=114) n (%)	All Patients (N=223) n (%)
Patients with any adverse event	89 (81.7)	92 (80.7)	181 (81.2)
Mild AEs (grade 1)	46 (42.2)	41 (36.0)	87 (39.0)
Moderate AEs (grade 2)	30 (27.5)	45 (39.5)	75 (33.6)
Severe AEs (grade 3/4)	13 (11.9)	6 (5.3)	19 (8.5)
Any Related AEs	27 (24.8)	26 (22.8)	53 (23.8)
Any AE leading to study withdrawal	3 (2.8)	2 (1.8)	5 (2.2)

The most frequently reported AEs (Oleogel-S10 vs Control) were wound complication (61.5% vs 53.5%), pyrexia (8.3% vs 13.2%), wound infection (7.3% vs 8.8%), pruritus (7.3% vs 5.3%) and anemia (7.3% vs 3.5%).

Next Steps
Amryt intends to complete the submission of its rolling New Drug Application (“NDA”) to the US Food and Drug Administration (“FDA”) and request priority review for FILSUVEZ®. FILSUVEZ® previously received Fast Track Designation and Rare Paediatric Disease Designation from the FDA. This means that if an NDA for FILSUVEZ® is approved, the Company expects to be eligible to apply for a Rare Pediatric Disease Priority Review Voucher that can be used, sold or transferred.  Amryt also intends to pursue an accelerated assessment in the EU. Regulatory submissions in the US and the EU are expected to be filed by late Q1 2021.

FILSUVEZ® has been granted Orphan Drug status for the treatment of EB in the EU and the US. Should FILSUVEZ® be granted approval, it should be entitled to Orphan Drug exclusivity for the treatment of EB, extending seven years in the US and ten years in the EU from the date of approval in the respective jurisdictions.

About EB
EB is a rare, chronic and distressing genetic skin disorder that causes the skin layers and internal body linings to separate and affects infants, children and adults. The global incidence of all EB subtypes is estimated to be approximately 1 in 20,000, which implies that there are as many as 30,000 affected individuals in the US and over 500,000 worldwide. There are currently no approved treatments.

About EASE
The EASE trial (NCT03068780) is the largest ever global Phase 3 trial conducted in patients with EB, performed across 58 sites in 28 countries. It comprises a 3 month double-blind randomised controlled phase followed by a 24 month open-label, single-arm phase. Patients with dystrophic and junctional EB target wounds of between 10 and 50cm2 in size that were present for > 21 days and < 9 months were randomized in the double-blind phase to study treatment in a 1:1 ratio and wound dressings applied according to standard of care.  223 patients were enrolled into the trial including 156 pediatric patients.  Of those that completed the double-blind phase, 100% entered the open label safety follow up phase.

Virtual Analyst & Investor Event
Amryt will host a virtual Analyst and Investor Event on Tuesday, November 3 2020 from 0830 EST (1330 GMT) - 1030 EST (1530 GMT) to present data from the EASE trial. Amryt will address the following topics:

  EASE Phase 3 trial data
  Regulatory agency engagement and timelines
  Commercialization and launch plans

Amryt management will be joined at the event by Professor Jemima Mellerio (Consultant Dermatologist & Honorary Professor of Paediatric Dermatology, Chief St John’s Institute of Dermatology, Guy’s and St Thomas’ Hospital, London) who will discuss the EASE data.  The group will also be joined by Brett Kopelan (Executive Director, debra of America and President, DEBRA International) and Jimmy Fearon (CEO, DEBRA Ireland and VP, DEBRA International) who will be available to answer questions from participants.

You may register for the virtual analyst and investor event by clicking here.

Enquiries

Amryt Pharma plc	+353 (1) 518 0200
Joe Wiley, CEO Rory Nealon, CFO/COO
LifeSci Advisors, LLC	+1 (212) 915 2564
Tim McCarthy
Consilium Strategic Communications	+44 (0) 20 3709 5700
Amber Fennell, Matthew Neal, Ashley Tapp

About Amryt

Amryt is a biopharmaceutical company focused on developing and delivering innovative new treatments to help improve the lives of patients with rare and orphan diseases. Amryt comprises a strong and growing portfolio of commercial and development assets.

Amryt's lead development candidate, FILSUVEZ® is a potential treatment for the cutaneous manifestations of EB, a rare and distressing genetic skin disorder affecting young children and adults for which there is currently no approved treatment.  In September 2020, Amryt reported positive top line results from its pivotal global phase 3 trial of FILSUVEZ® in EB.  FILSUVEZ® has been granted Rare Pediatric Disease Designation and has also received a Fast Track Designation from the U.S. Food and Drug Administration.

Myalept® / Myalepta® (metreleptin) is approved in the US (under the trade name Myalept®) as an adjunct to diet as replacement therapy to treat the complications of leptin deficiency in patients with congenital or acquired generalized lipodystrophy (GL) and in the EU (under the trade name Myalepta®) for the treatment of leptin deficiency in patients with congenital or acquired GL in adults and children two years of age and above and familial or acquired partial lipodystrophy (PL) in adults and children 12 years of age and above for whom standard treatments have failed to achieve adequate metabolic control. Metreleptin is also approved for lipodystrophy in Japan. Generalised and partial lipodystrophy are rare disorders characterised by loss or lack of adipose tissue resulting in the deficiency of the hormone leptin, produced by fat cells and are associated with severe metabolic abnormalities including severe insulin resistance, diabetes, hypertriglyceridemia and fatty liver disease.

Juxtapid®/ Lojuxta® (lomitapide) is approved as an adjunct to a low-fat diet and other lipid-lowering medicinal products for adults with the rare cholesterol disorder, Homozygous Familial Hypercholesterolaemia ("HoFH") in the US, Canada, Columbia, Argentina and Japan (under the trade name Juxtapid®) and in the EU (under the trade name Lojuxta®).  HoFH is a rare genetic disorder which impairs the body's ability to remove low density lipoprotein ("LDL") cholesterol ("bad" cholesterol) from the blood, typically leading to abnormally high blood LDL cholesterol levels in the body from before birth - often ten times more than people without HoFH - and subsequent aggressive and premature cardiovascular disease.

In March 2018, Amryt in-licenced a pre-clinical gene-therapy platform technology, AP103, which offers a potential treatment for patients with Recessive Dystrophic Epidermolysis Bullosa, a subset of EB, and is also potentially relevant to other genetic disorders.

For more information on Amryt, including products, please visit www.amrytpharma.com.

This announcement contains inside information for the purposes of article 7 of the Market Abuse Regulation (EU) 596/2014.

The person making this notification on behalf of Amryt is Rory Nealon, CFO/COO and Company Secretary.

Financial Advisors
Shore Capital (Edward Mansfield, Daniel Bush, John More) are NOMAD and Joint Broker to Amryt in the UK. Stifel (Ben Maddison) are Joint Broker to the company in the UK.  Davy (John Frain, Daragh O’Reilly) act as Joint Broker to the company.

Forward-Looking Statements
Statements in this announcement with respect to Amryt's business, strategies, timing for completion of and announcing results from the EASE trial, the potential impact of closing enrollment in the EASE trial, as well as other statements that are not historical facts are forward-looking statements involving risks and uncertainties which could cause the actual results to differ materially from such statements. Statements containing the words "expect", "anticipate", "intends", "plan", "estimate", "aim", "forecast", "project" and similar expressions (or their negative) identify certain of these forward-looking statements. The forward-looking statements in this announcement are based on numerous assumptions and Amryt's present and future business strategies and the environment in which Amryt expects to operate in the future. Forward-looking statements involve inherent known and unknown risks, uncertainties and contingencies because they relate to events and depend on circumstances that may or may not occur in the future and may cause the actual results, performance or achievements to be materially different from those expressed or implied by such forward-looking statements. These statements are not guarantees of future performance or the ability to identify and consummate investments. Many of these risks and uncertainties relate to factors that are beyond each of Amryt's ability to control or estimate precisely, such as future market conditions, the course of the COVID-19 pandemic, currency fluctuations, the behaviour of other market participants, the outcome of clinical trials, the actions of regulators and other factors such as Amryt's ability to obtain financing, changes in the political, social and regulatory framework in which Amryt operates or in economic, technological or consumer trends or conditions. Past performance should not be taken as an indication or guarantee of future results, and no representation or warranty, express or implied, is made regarding future performance. No person is under any obligation to update or keep current the information contained in this announcement or to provide the recipient of it with access to any additional relevant information that may arise in connection with it. Such forward-looking statements reflect the Company’s current beliefs and assumptions and are based on information currently available to management.